Exhibit 99.1

BBV VIETNAM S.E.A. ACQUISITION CORPORATION
61 Hue Lane, HaiBa Trung District
Hanoi, Vietnam

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD FEBRUARY 12, 2010

TO THE STOCKHOLDERS OF BBV VIETNAM S.E.A. ACQUISITION CORPORATION:

You are cordially invited to attend the special meeting of stockholders of BBV Vietnam S.E.A. Acquisition Corporation (“BBV”, the “Company”, “we”, “us’ or “our”) to be held at 10:00 a.m. New York time on February 12, 2010 at the offices of Ellenoff Grossman & Schole LLP, 150 East 42nd Street, New York, New York 10017, for the sole purpose of considering and voting upon the following proposal:

•	a proposal to extend the date on which BBV must complete its initial business combination from February 13, 2010 to February 13, 2011 (the “Extension Proposal”).

BBV’s board of directors has fixed the close of business on January 21, 2010 as the date for determining BBV stockholders entitled to receive notice of and vote at the special meeting and any adjournment thereof.  Only holders of record of BBV common stock on that date are entitled to have their votes counted at the special meeting or any adjournment thereof.

We have entered into a letter of intent with Migami, Inc. (“Migami”), for the completion of a business combination and expect to complete a business combination on the terms contemplated by the prospectus dated February 11, 2008 relating to our initial public offering (the “IPO”).  Our board of directors has determined it would be in the best interests of our stockholders to permit BBV to extend the date on which it must complete the business combination with Migami or another business combination.  As a result, our board of directors has determined it is in the best interests of our stockholders to extend the date we must complete our initial business combination until February 13, 2011.

Our board of directors recognizes the importance of the rights afforded to the holders of the public shares (the “public stockholders”) at the time of the IPO to receive their pro rata portion of the trust account in connection with a liquidation of BBV if it were not granted additional time to complete its initial business combination to February 13, 2011.  In order to convert your public shares into your pro rata portion of the amounts held in BBV’s trust fund, you must vote against the Extension Proposal and affirmatively elect to convert your shares into a pro rata portion of the trust fund; however, if you vote in favor of the Extension Proposal, you may not seek conversion of your shares.

If the Extension Proposal is approved and we do not complete a business combination as contemplated by our IPO prospectus and in accordance with our articles of incorporation by February 13, 2011, BBV would wind up its affairs and liquidate.  In any liquidation, the funds held in the trust account will be distributed pro rata to the holders of the public shares.  In such case, BBV anticipates notifying the trustee of the trust account to begin liquidating such assets and anticipates it will take no more than 20 business days to effectuate such distribution.  BBV’s initial stockholders have waived their rights to participate in any liquidation distribution with respect to their initial shares.  There will be no distribution from the trust account with respect to our warrants, which will expire worthless.  BBV will pay the costs of liquidation from its remaining assets outside of the trust account.  If such funds are insufficient, BBV’s management has agreed to advance it the funds necessary to complete such liquidation and has agreed not to seek repayment of such expenses.

Since the completion of its IPO, BBV has been dealing with many of the practical difficulties associated with the identification of a business combination target, negotiating business terms with potential targets and conducting related due diligence.  Commencing promptly upon completion of its IPO, BBV began to search for an appropriate business combination target.  During the process, it relied on numerous business relationships and contacted investment bankers, private equity funds, consulting firms, and legal and accounting firms.  As a result of these efforts, BBV identified and reviewed information with respect to over 70 possible target companies.  On July 23, 2009, BBV entered into a letter of intent with Migami.  The letter of intent, as amended, provides that BBV will acquire Migami through the purchase of all of its issued and outstanding common stock.

You are not being asked to pass on the proposed business combination at this time. If you are a public stockholder, you will have the specific right to vote on the proposed business combination with Migami, or another business combination, if and when it is submitted to stockholders.

As currently contemplated by BBV’s amended and restated articles of incorporation, if BBV does not complete a business combination on or prior to February 13, 2010, BBV shall wind up its corporate affairs, liquidate the trust account established for the benefit of the public stockholders and the public stockholders will receive liquidating distributions.  Through the Extension Proposal, our board of directors proposes to extend the date on which BBV must complete its initial business combination from February 13, 2010 to February 13, 2011.  All stockholders who vote against the Extension Proposal shall be entitled to elect to convert their public shares into their pro rata portion of the trust account.  In order to convert your public shares, you must (i) vote against the Extension Proposal, (ii) affirmatively elect conversion of your public shares and (iii) deliver your shares to Continental Stock Transfer & Trust Company, our transfer agent.  BBV estimates the per share pro rata portion of the trust account will be approximately $8.00 at the time of the special meeting.

Subject to the foregoing, the affirmative vote of a majority of BBV’s outstanding common stock voting on the Extension Proposal, and less than thirty percent (30%) of the public shares validly seek conversion of their public shares into their pro rata portion of the trust account, will be required to approve the Extension Proposal.

The Extension Proposal will result in BBV incurring additional transaction expenses and if proposing the contemplated extension results in BBV incurring material liability as a result of potential securities law claims for any reason, the trust account could be depleted to the extent of any judgments arising from such claims, together with any expenses related to defending such claims, if the resources of Eric M. Zachs, our president and a member of our board of directors, and Robert H.J. Lee, our chairman of the board of directors, who have certain indemnification obligations with respect to the trust account, are insufficient or unavailable to indemnify BBV for the full amount.  You should read the proxy statement carefully for more information concerning the consequences of the adoption of the Extension Proposal.

After careful consideration of all relevant factors, BBV’s board of directors has determined the Extension Proposal is fair to and in the best interests of BBV and its stockholders, has declared it advisable and recommends that you vote or give instruction to vote “FOR” it.

Under Marshall Islands law and BBV’s bylaws, only such business as is set out in the notice may be transacted at the special meeting.

Enclosed is the proxy statement containing detailed information concerning the Extension Proposal and the special meeting.  Whether or not you plan to attend the special meeting, we urge you to read this material carefully and vote your shares.

On February 13, 2008, BBV consummated its initial public offering of 4,500,000 units and the concurrent sale of 675,000 Units in connection with the exercise by the underwriters of their over-allotment option.  Ladenburg Thalmann & Co. Inc. and Chardan Capital Markets, LLC acted as joint bookrunning managers of the IPO and as the joint representatives of the underwriters of the IPO.  Ladenburg and Chardan and the other underwriters may provide assistance to the Company and its directors and executive officers, and may be deemed to be participants in the solicitation of proxies.  A total of $1,449,000 of the underwriters’ discounts and commissions relating to the Company’s IPO was deferred pending stockholder approval of the Company’s initial business combination and will be released to the underwriters upon consummation of the business combination.  If the business combination is not consummated and the Company is required to be liquidated, the underwriters will not receive any such fees. Stockholders are therefore advised that the underwriters have a financial interest in the successful outcome of the proxy solicitation.

Your vote is very important. Approval of the Extension Proposal requires the affirmative vote of a majority of our shares of common stock that vote at the special meeting, assuming a quorum is present and that no more than 30% of the public shares are voted against the Extension Proposal and conversion right sought with respect to such shares.

Only our stockholders who held common stock as of the record date will be entitled to vote at the special meeting. Your vote is important regardless of the number of shares you own. Whether or not you plan to attend the special meeting, please read the enclosed proxy statement carefully and promptly submit your proxy by phone, over the Internet, or by completing, signing, dating and returning the enclosed proxy card as soon as possible in the pre-addressed postage-paid envelope provided.  Voting via the Internet is a valid proxy voting method under the laws of the Marshall Islands (our country of incorporation).  If your shares are held in an account at a broker or bank, you must instruct your broker or bank on how to vote your shares, or if you wish to attend the special meeting and vote in person, you must obtain a “Legal Proxy” from your broker or bank.  If you do not submit your proxy or vote in person at the special meeting, or if you hold your shares through a broker or bank and you do not instruct your broker or bank how to vote your shares or obtain a Legal Proxy from your broker or bank to vote in person at the special meeting, it will have the same effect as a vote “AGAINST” the Extension Proposal, as more fully described in the accompanying proxy statement. IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF THE EXTENSION PROPOSAL.

Our board of directors has unanimously approved and declared advisable the Extension Proposal, and unanimously recommends that our stockholders vote “FOR” approval of the Extension Proposal.

Thank you for your participation. We look forward to your continued support.

BY ORDER OF THE BOARD OF DIRECTORS

Dated: January 28, 2010	/s/ Eric M. Zachs
Eric M. Zachs
President

Please sign, date and return your proxy card as soon as possible to make sure that your shares are represented at the special meeting.  If you are a stockholder of record, you may also cast your vote in person at the special meeting.  If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank how to vote your shares, or you may cast your vote in person at the special meeting by obtaining a Legal Proxy from your brokerage firm or bank.  Your failure to vote or instruct your broker or bank how to vote will have the same effect as voting against the proposal.

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF THE EXTENSION PROPOSAL. IN THAT EVENT, YOU WILL NOT BE ELIGIBLE TO HAVE YOUR SHARES CONVERTED FOR A PRO RATA PORTION OF THE TRUST ACCOUNT INTO WHICH A SUBSTANTIAL PORTION OF THE NET PROCEEDS OF THE COMPANY’S INITIAL PUBLIC OFFERING WERE DEPOSITED. IN ORDER TO EXERCISE CONVERSION RIGHTS, YOU MUST VOTE AGAINST THE EXTENSION PROPOSAL AND DEMAND THAT THE COMPANY CONVERT YOUR PUBLIC SHARES FOR A PRO RATA PORTION OF THE TRUST ACCOUNT NO LATER THAN THE CLOSE OF THE VOTE ON THE EXTENSION PROPOSAL.  YOU MAY TENDER STOCK BY EITHER DELIVERING THE STOCK CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING THE SHARES ELECTRONICALLY THROUGH THE DEPOSITORY TRUST COMPANY.  IF THE EXTENSION PROPOSAL IS NOT APPROVED, THEN THESE SHARES WILL NOT BE CONVERTED FOR A PRO RATA PORTION OF THE TRUST ACCOUNT.  IF YOU HOLD THE SHARES THROUGH A BROKERAGE FIRM OR BANK, YOU MUST INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR CONVERSION RIGHTS.

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting of Stockholders to be held on February 12, 2010. This Proxy Statement to Stockholders is available at:  http://www.bantrybay.net.

VOTE BY INTERNET	VOTE BY TELEPHONE

www.proxyvote.com	(800) 454-8683
24 hours a day/7 days a week	24 hours a day/7 days a week

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m., Eastern time, on February 11, 2010. Have your proxy card or voting instruction form in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m., Eastern time, on February 11, 2010. Have your proxy card or voting instruction form in hand when you call and then follow the instructions.

Your cooperation is appreciated since a majority of the shares of common stock must be represented, either in person or by proxy, to constitute a quorum for the conduct of business.

BBV VIETNAM S.E.A. ACQUISITION CORPORATION
61 Hue Lane, HaiBa Trung District
Hanoi, Vietnam

SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD FEBRUARY 12, 2010

PROXY STATEMENT

The special meeting of stockholders of BBV Vietnam S.E.A. Acquisition Corporation (“BBV”), a Marshall Islands corporation, will be held at 10:00 a.m. New York time on February 12, 2010, at the offices of Ellenoff Grossman & Schole LLP, New York, New York 10017, for the sole purpose of considering and voting upon the following proposal:

•	a proposal to extend the date on which BBV must complete its initial business combination from February 13, 2010 to February 13, 2011 (the “Extension Proposal”).

The Extension Proposal is essential to the overall implementation of the board of directors’ plan to continue BBV’s corporate existence until February 13, 2011 to allow BBV more time to complete a business combination.

On July 23, 2009 BBV entered into a letter of intent with Migami Inc., or Migami, a Nevada corporation.  If the Extension Proposal is not approved by the stockholders, BBV will be unable to complete its proposed business combination with Migami and will be forced to liquidate.

There is no limit on the number of public shares that may be converted. If the Extension Proposal is not approved by the stockholders, or if more than thirty percent (30%) of the public shares are voted against the Extension Proposal and elected to be converted into their pro rata portion of the trust account, we will be required to liquidate the trust account and dissolve the corporation.

Any withdrawal of funds from the trust account in connection with valid conversions of public shares will reduce the amount held in the trust account and BBV’s net asset value and the amount remaining in the trust account may be only a fraction of the approximately $41.4 million that was in the trust account as of December 31, 2009.

If the Extension Proposal is not approved, our corporate existence will be limited to winding up our affairs and liquidating our trust account pursuant to Section 105 of the Business Corporations Act of the Marshall Islands, or the BCA.  In any liquidation, the funds held in the trust account will be distributed, pro rata, to the holders of the public shares.  In such case, BBV anticipates notifying the trustee of the trust account to begin liquidating such assets promptly after the stockholder meeting and anticipates it will take no more than 20 business days to effectuate such distribution.  BBV’s initial stockholders have waived their rights to participate in any liquidation distribution with respect to their initial shares.  There will be no distribution from the trust account with respect to our warrants, which will expire worthless.  BBV will pay the costs of liquidation from its remaining assets outside of the trust account.  If such funds are insufficient, BBV’s management has agreed to advance it the funds necessary to complete such liquidation (currently anticipated to be no more than approximately $75,000 to $125,000) and has agreed not to seek repayment of such expenses.

If the Extension Proposal is approved, BBV will (i) remove from the trust account an amount (the “Withdrawal Amount”) equal to the pro rata portion of funds available in the trust account relating to the converted public shares and (ii) deliver to the holders of such converting public shares their pro rata portion of the Withdrawal Amount.  The remainder of such funds shall remain in the trust account and be available for use by BBV to complete a business combination on or before February 13, 2011.  Holders of public shares who do not convert their public shares now, will retain their conversion rights and their ability to vote on a business combination through February 13, 2011 if the Extension Proposal is approved.

The record date for the special meeting is January 21, 2010.  Record holders of BBV common stock at the close of business on the record date are entitled to vote or have their votes cast at the special meeting.  On the record date, there were 6,468,750 outstanding shares of BBV common stock including 5,175,000 outstanding shares of BBV public common stock.  BBV’s warrants do not have voting rights.

This proxy statement contains important information about the special meeting and the proposal.  Please read it carefully and vote your shares.

This proxy statement is dated January 28, 2010 and is first being mailed to stockholders on or about that date.

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING

These Questions and Answers are only summaries of the matters they discuss.  They do not contain all of the information that may be important to you.  You should read carefully the entire document, including any annexes to this proxy statement.

Q.	Why am I receiving this proxy statement?
A.  BBV is a blank check company formed to serve as a vehicle for the acquisition, through a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business.  In February 2008, BBV consummated its initial public offering (the “IPO”) and the private placement of warrants to its founding shareholders from which it derived aggregate gross proceeds of $43,180,000, including proceeds from the exercise of the underwriters’ over-allotment option.  Like most blank check companies, our articles of incorporation provide for the return of the IPO proceeds held in trust to the holders of shares of common stock sold in the IPO if there is no qualifying business combination(s) consummated on or before February 13, 2010. BBV’s articles of incorporation provide that BBV shall wind up its affairs and liquidate if it has not completed a business combination by February 13, 2010.  The articles of incorporation further state that BBV may extend the time period within which to complete the initial business combination to 36 months if approved by a majority of the shares voted at the Special Meeting and less than 30% of the public shares are voted against the Extension Proposal and exercised for their conversion rights.  The board of directors believes it is in the best interests of the stockholders to continue BBV’s existence until February 13, 2011, in order to complete a business combination and is submitting this proposal to the stockholders to vote upon.

Q.	What is being voted on?	A. You are being asked to vote on:

• a proposal to extend the date on which BBV must complete its initial business combination from February 13, 2010 to February 13, 2011 (the “Extension Proposal”).

The Extension Proposal is essential to the overall implementation of the board of directors’ plan to continue BBV’s corporate existence until February 13, 2011 to allow BBV more time to complete a business combination.

BBV has entered into a letter of intent with Migami, and, therefore, if the Extension Proposal is not approved by the stockholders, BBV will be forced to wind up its business and liquidate its trust account, and will be unable to complete a business combination.

BBV’s IPO prospectus stated that the target business or businesses, or the controlling interest therein that BBV may acquire, must have a fair market value of at least equal to 80% of the balance in BBV’s trust account as of the time of such acquisition. Accordingly, the 80% threshold for the fair market value of a target business will be reduced proportionately to the extent of the withdrawals from the trust account in connection with any conversions.  For example, at December 31, 2009, the balance of the trust account was approximately $41.4 million, which would require a target business to have a fair market value of at least $33.12 million to be acquired by BBV.

Q.	Why is the Company proposing the Extension Proposal?
A.  BBV was organized to serve as a vehicle for the acquisition, through a merger, capital stock exchange, asset acquisition or other similar business combination with a then unidentified operating business having their primary operations in Asia.  BBV signed a letter of intent with Migami as of July 23, 2009.  BBV intends for the transaction to constitute a business combination as provided in its articles of incorporation, which currently provides that BBV shall wind down its affairs and liquidate if it has not consummated a business combination by February 13, 2010, unless public stockholders approve an extension of such termination date through February 13, 2011.  As we explain below, BBV will not be able to complete the business combination by February 13, 2010.

Since the completion of its IPO, BBV has been dealing with many of the practical difficulties associated with the identification of a business combination target, negotiating the attendant business terms, conducting the related due diligence and obtaining the necessary audited financial statements of the business combination target.  During the course of its search for a candidate, commencing promptly upon completion of its IPO, BBV identified, evaluated and entered into discussions with over 70 companies, however, discussions with those candidates never progressed beyond the preliminary stages.  The Company entered into a letter of intent on July 23, 2009 with respect to a business combination. Since that time, BBV has focused on a possible transaction with Migami.  The parties believe they will enter into a definitive purchase agreement in February, 2010 and can complete the business combination on or before February 13, 2011.

As BBV believes the Migami transaction to be in the best interests of its stockholders, and because BBV will not be able to conclude the business combination with Migami by February 13, 2010, BBV has determined to seek stockholder approval to extend BBV’s time to consummate a business combination until February 13, 2011.  If the Extension Proposal is approved, BBV expects to seek stockholder approval of the business combination with Migami in the near future.

BBV’s board of directors believes stockholders will benefit from BBV’s transaction with Migami, and is proposing the Extension Proposal to extend BBV’s corporate existence until February 13, 2011.

The Extension Proposal would give BBV the opportunity to complete a business combination.

Although BBV cannot predict the amount that will remain in the trust account after giving effect to any conversions which may occur in connection with the stockholder vote on the Extension Proposal, such amount is expected be only a fraction of the approximately $41.4 million that was in the trust account as of December 31, 2009.

BBV’s IPO prospectus stated that the target business or businesses, or the controlling interest therein that BBV may acquire, must have a fair market value of at least equal to 80% of the balance in BBV’s trust account as of the time of such acquisition. Accordingly, the 80% threshold for the fair market value of a target business will be reduced proportionately to the extent of the withdrawals from the trust account in connection with any conversions.  For example, at December 31, 2009, the balance of the trust account was approximately $41.4 million, which would require a target business to have a fair market value of at least $33.12 million to be acquired by BBV.

We are not asking you to pass on the proposed business combination with Migami at this time. If you vote in favor of the Extension Proposal and do not elect to convert your public shares, you will retain the right to vote on the proposed business combination or vote against such transaction and elect to convert your public shares at such time, which such proposal we expect to submit to stockholders for approval in the near future.

Q.	Do I have conversion rights?
A. Public shareholders voting against the Extension Proposal are entitled to cause us to convert their common stock for a pro rata share of the aggregate amount then in the trust account, before payment of deferred underwriting discounts and commissions and including interest earned on their pro rata portion of the trust account, net of income taxes payable on such interest and net of up to an aggregate of $1,150,000 of the interest income, net of taxes, on the trust account balance previously released to us to fund our working capital and general corporate requirements.

Q.	How do I exercise my conversion rights?
A. If you are a holder of shares issued in BBV’s IPO, which we refer to herein as the public shares, and wish to exercise your conversion rights, you must (i) vote against the Extension Proposal, (ii) demand that BBV convert your public shares to a pro rata portion of the trust fund and (iii) deliver your shares to BBV’s transfer agent physically or electronically using the Depository Trust Company’s DWAC (Deposit Withdrawal at Custodian) System prior to the vote at the special meeting.

You may exercise your conversion rights either by checking the box on the proxy card or by submitting your request in writing to Mark Zimkind of Continental Stock Transfer & Trust Company (“Continental”), BBV’s transfer agent, at the address listed at the end of this section. If you vote against the Extension Proposal but initially do not check the box on the proxy card providing for the exercise of your conversion rights or do not send a written request to Continental to exercise your conversion rights, you may request BBV to send you another proxy card on which you may indicate your intended vote. You may make such request by contacting BBV or Continental at the phone numbers or addresses listed at the end of this section.

Any request for conversion, once made, may be withdrawn at any time up to the vote taken with respect to the Extension Proposal. If you delivered your public shares for conversion to Continental and decide prior to the special meeting not to elect conversion, you may request that Continental return the shares (physically or electronically). You may make such request by contacting Continental at the phone number or address listed at the end of this section.

Any corrected or changed proxy card must be received by BBV’s secretary prior to the special meeting. No demand for conversion will be honored unless the holder’s shares have been delivered (either physically or electronically) to Continental prior to the special meeting.

A holder voting through his broker would be able to correct or change his vote immediately by having such broker submit a corrected or changed vote electronically. A holder voting by submitting a proxy card would need to send in a corrected or changed proxy card and it would then take several days thereafter for BBV or its transfer agent to receive the revised proxy card once it is mailed by the holder. A holder may obtain a new proxy card by requesting BBV or its transfer agent to provide a new one (which will be done by BBV or the transfer agent promptly after such request) or print a copy of such proxy card, which is attached to this proxy statement as filed with the United States Securities and Exchange Commission (“SEC”) and may be obtained at the SEC’s website at www.sec.gov.

If the Extension Proposal is approved and completed, and if you have voted against the Extension Proposal and properly exercised your conversion rights, you will be entitled to receive a cash amount equal to a pro rata portion of the trust account, including any interest earned thereon, calculated as of two business days prior to the date of the Special Meeting.  As of December 31, 2009, there was $41.4 million in the trust account, which would amount to approximately $8.00 per public share upon conversion. If you exercise your conversion rights, then you will be redeeming your public shares for cash and will no longer own these shares, which will be canceled.

Exercise of your conversion rights does not result in either the exercise or loss of any BBV warrants you may hold. Your warrants will continue to be outstanding following a conversion of your public shares.  If BBV does not complete a business combination by the applicable liquidation date, the warrants will be worthless upon liquidation and dissolution of BBV in accordance with its amended and restated memorandum and articles of association.

Q.	How do the BBV insiders intend to vote their shares?
A.  As disclosed in BBV’s IPO prospectus, in connection with the vote required to approve the Extension Proposal, all of our founders, officers and directors have agreed to vote their respective shares of common stock purchased by them in private transactions prior to BBV’s IPO in accordance with the majority of the shares of common stock voted by the public shareholders. They have also agreed that if they acquire any shares of common stock in the IPO or in the aftermarket, they will vote all such shares in favor of the Extension Proposal.

On the record date, directors, executive officers, senior advisors and founders of BBV and their affiliates beneficially owned and were entitled to vote 1,293,750 insider shares of BBV common stock, representing 20% of BBV’s issued and outstanding common stock.

In addition, BBV, its affiliates or other third parties may choose to buy public shares in the open market and/or through negotiated private purchases.  In the event such purchases do occur, the purchasers may seek to purchase shares from stockholders who would otherwise have voted against the Extension Proposal.  Any public shares held by or subsequently purchased by affiliates of BBV may be voted in favor of the Extension Proposal.

Q.	What vote is required to adopt the Extension Proposal?
Approval of the Extension Proposal will require the affirmative vote of the holders of a majority of BBV’s outstanding common stock which vote at the special meeting, assuming a quorum is present, and that less than 30% of the public shares are voted against the Extension Proposal and conversion sought with respect to such shares.

Q.	What if I don’t want to vote for the Extension Proposal?
A. If you do not want the Extension Proposal to be approved, you must vote against the proposal.  If the Extension Proposal is approved, then Extension Proposal will be effected by BBV.

If you also want to convert your shares into a pro rata portion of the BBV trust account, then in addition to voting against the Extension Proposal, you must also affirmatively elect to convert your public shares.

Q.	Will you seek any further extensions to liquidate the trust account?
A.  No, other than the extension until February 13, 2011 as described in this proxy statement, BBV will not seek any further extension to its continued existence.  BBV has provided that all holders of public shares who vote against the Extension Proposal may also elect to convert their public shares into their pro rata portion of the trust account and should receive the funds shortly after the stockholder meeting, which is scheduled  for February 12, 2010.  Those  holders  of  public  shares  who  elect  not to convert their shares now shall retain conversion rights with respect to future business combinations, or, if no future business combination is brought to a vote of the shareholders, such holders shall be entitled to the pro rata portion of the trust account on February 13, 2011.

Q.	What happens if the Extension Proposal is not approved?
A.  Because BBV will not have sufficient time to submit for approval a suitable target business opportunity to the stockholders prior to February 13, 2010, if the Extension Proposal is not approved, BBV will wind up its affairs and liquidate.  In any liquidation, the funds held in the trust account will be distributed, pro rata, to the holders of the public shares.  BBV anticipates notifying the trustee of the trust account to begin liquidating such assets promptly after such date and anticipates it will take no more than 20 business days to effectuate such distribution.  BBV’s initial stockholders waived their rights to participate in any liquidation distribution with respect to their initial shares.  There will be no distribution from the trust account with respect to our warrants, which will expire worthless.  BBV will pay the costs of liquidation from its remaining assets outside of the trust account, which it believes are sufficient for such purposes.  If such funds are insufficient, BBV’s management has agreed to advance it the funds necessary to complete such liquidation (currently anticipated to be no more than approximately $75,000 to $125,000) and has agreed not to seek repayment of such expenses.

Q.	If the Extension Proposal is approved, what happens next?
A.  Upon approval by a majority of the common stock voting on the Extension Proposal, assuming a quorum is present at the special meeting, BBV will have until February 13, 2011 to consummate a business combination.  BBV will remain a reporting company under the Securities Exchange Act of 1934 and its units, common stock and warrants will remain publicly traded.  BBV will then continue to work to consummate a business combination until its corporate existence terminates on February 13, 2011.

Additionally, BBV’s articles of incorporation provides that BBV shall not approve the Extension Proposal if the holders of 30% or more of the public shares both vote against the Extension Proposal and exercise their rights to convert such shares into their pro rata portion of the trust account.

Q.	Since the Company’s IPO prospectus did not disclose that funds in the trust account might be used, directly or indirectly, to purchase public shares, what are my legal rights?
A. BBV may use the funds in the trust account, directly or indirectly, to purchase public shares in connection with seeking shareholder approval for the Extension Proposal and, if the Extension Proposal is approved, the proposed business combination with Migami.  You should be aware that because the Company’s IPO prospectus did not disclose that funds in its trust account might be used, directly or indirectly, to purchase public shares other than from holders who have voted against the Extension Proposal and demanded that their public shares be converted for cash, each holder of public shares who purchased public shares in the IPO and still held such shares upon learning of these facts may bring securities law claims against the Company for rescission (under which a successful claimant has the right to receive the total amount paid for his or her securities pursuant to an allegedly deficient prospectus, plus interest and less any income earned on the securities, in exchange for surrender of the securities) or damages (compensation for loss on an investment caused by alleged material misrepresentations or omissions in the sale of a security). Such claims may entitle stockholders asserting them to up to $8.00 per share, based on the initial offering price of the units in the IPO, comprised of stock and warrants, less any amount received from sale of the original warrants purchased with them, plus interest from the date of the IPO (which, in the case of holders of public shares, may be more than the pro rata share of the trust account to which they are entitled on redemption or liquidation). Such claims could further diminish the amount of funds available following the special meeting for consummation of a business combination.

Q.	How are votes counted?
A.  Votes will be counted by the inspector of election appointed for the meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes.  The Extension Proposal must be approved by the affirmative vote of a majority of the shares voting at the special meeting, assuming a quorum is present.

With respect to the Extension Proposal, abstentions and broker non-votes will have the same effect as “AGAINST” votes.  If your shares are held by your broker as your nominee (that is, in “street name”), you may need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares.  If you do not give instructions to your broker, your broker can vote your shares with respect to “discretionary” items, but not with respect to “non-discretionary” items.  Discretionary items are proposals considered routine under the rules of the New York Stock Exchange applicable to member brokerage firms.  These rules provide that for routine matters your broker has the discretion to vote shares held in street name in the absence of your voting instructions.  On non-discretionary items for which you do not give your broker instructions, the shares will be treated as broker non-votes.

Q.	If my shares are held in “street name,” will my broker automatically vote them for me?
A.  No. Your broker can vote your shares only if you provide instructions on how to vote.  You should instruct your broker to vote your shares.  Your broker can tell you how to provide these instructions.

Q.	What is a quorum requirement?
A.  A quorum of stockholders is necessary to hold a valid meeting.  A quorum will be present if at least a majority of the outstanding shares of common stock on the record date are represented by stockholders present at the meeting or by proxy.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote in person at the special meeting.  Abstentions and broker non-votes will be counted towards the quorum requirement.  If there is no quorum, a majority of the votes present at the special meeting may adjourn the special meeting to another date.

Q.	Who can vote at the special meeting?
A.  Only holders of record of BBV’s common stock at the close of business on January 21, 2010 are entitled to have their vote counted at the special meeting and any adjournments or postponements thereof.  On the record date, 6,468,750 shares of common stock were outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name.  If on January 21, 2010 your shares were registered directly in your name with BBV’s transfer agent, Continental Stock Transfer & Trust Company, then you are a stockholder of record.  As a stockholder of record, you may vote in person at the special meeting or vote by proxy.  Whether or not you plan to attend the special meeting in person, we urge you to fill out and return the enclosed proxy card to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank.  If on January 21, 2010 your shares were held, not in your name, but rather in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization.  The organization holding your account is considered to be the stockholder of record for purposes of voting at the special meeting.  As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account.  You are also invited to attend the special meeting.  However, since you are not the stockholder of record, you may not vote your shares in person at the special meeting unless you request and obtain a Legal Proxy from your broker or other agent.

Q.	Does the board recommend voting for the approval of the Extension Proposal?
A.  Yes.  After careful consideration of the terms and conditions of this proposal, the board of directors of the Company has determined that the Extension Proposal is fair to and in the best interests of BBV and its stockholders.  The board of directors recommends BBV’s stockholders vote “FOR” the Extension Proposal.

Q.	What interests do the Company’s directors and officers have in the approval of the proposal?
A.  BBV’s directors and officers have interests in the proposal that may be different from, or in addition to, your interests as a stockholder.  These interests include ownership of insider shares and warrants that may become exercisable in the future and the possibility of future compensatory arrangements.  See the section entitled “The Extension Proposal -Interests of BBV’s Directors and Officers.”

Q.	What if I object to the Extension Proposal? Do I have appraisal rights?	A. BBV stockholders do not have appraisal rights in connection with the Extension Proposal under the BCA.

Q.	What happens to the BBV warrants if the Extension Proposal is not approved?	A. If the Extension Proposal is not approved, BBV’s corporate existence beginning on February 13, 2010 will be limited to liquidating the trust account and your warrants will become worthless.

Q.	What happens to BBV warrants if the Extension Proposal is approved?
A.  If the Extension Proposal is approved, BBV will continue its corporate existence until February 13, 2011, and will retain the blank check company restrictions previously applicable to it.  The warrants will remain outstanding in accordance with their terms.  It is BBV’s position that the warrants will become exercisable upon the consummation of any business combination.

Q.	What do I need to do now?
A.  BBV urges you to read carefully and consider the information contained in this proxy statement, including any annexes, and to consider how the proposal will affect you as a BBV stockholder.  You should then vote as soon as possible in accordance with the instructions provided in this proxy statement and on the enclosed proxy card.

Q.	How do I vote?
A.  If you are a holder of record of BBV common stock on the record date of January 21, 2010, you may vote on the Extension Proposal in person at the special meeting of stockholders or by submitting a proxy. You may submit your proxy by completing, signing, dating and returning the enclosed stockholder proxy card in the accompanying pre-addressed postage paid envelope.

If you hold your public shares in “street name,” which means your public shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the public shares you beneficially own are properly counted.  In this regard, you must provide the record holder of your public shares with instructions on how to vote your public shares.  Stockholders who hold their securities in “street name” through a broker or bank will also have the option to authorize their proxies to vote their securities electronically through the Internet or by telephone. If you hold your securities through a broker, bank or other nominee, you should check your proxy card or voting instruction card forwarded by your broker, bank or other nominee who holds your securities for instructions on how to vote by these methods. Votes submitted at any time prior to the special meeting of stockholders will be accepted.  However, to ensure that your vote is properly counted and to avoid any problems or unforeseen delays, you should submit your vote as early as possible and prior to midnight on the day before the special meeting. After such time, a holder will need to contact his bank, broker or nominee directly to vote or change his vote. If you wish to attend the special meeting and vote in person, you must obtain a Legal Proxy from your broker, bank or nominee to vote your public shares at the special meeting.

Q.	How do I change my vote?
A.  If you have submitted a proxy to vote your shares and wish to change your vote, you may do so by delivering a later-dated, signed proxy card to BBV’s secretary prior to the date of the special meeting or by voting in person at the special meeting.  Attendance at the special meeting alone will not change your vote.  You also may revoke your proxy by sending a notice of revocation to Advantage Proxy, 24925 13th Place South, Des Moines, Washington 98198. Their toll free telephone number is (877) 870-8565 or by voting via telephone or the internet pursuant to instructions provided for herein.

Q.	What should I do if I receive more than one set of voting materials?
A.  You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards, if your shares are registered in more than one name or are registered in different accounts.  For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares.  Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your BBV shares.

Q.	Who is paying for this proxy solicitation?
A.  BBV will pay for the entire cost of soliciting proxies.  In addition to these mailed proxy materials, our directors and officers may also solicit proxies in person, by telephone or by other means of communication.  These parties will not be paid any additional compensation for soliciting proxies.  We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

Q.	Who can help answer my questions?
A.  If you have questions about the proposal or if you need additional copies of the proxy statement or the enclosed proxy card you should contact BBV through its US contact agent:

Advantage Proxy
24925 13th Place South
Des Moines, Washington 98198
(877) 870-8565

You may also obtain additional information about the Company from documents filed with the U.S. Securities and Exchange Commission (“SEC”) by following the instructions in the section entitled “Where You Can Find More Information.”

To obtain timely delivery, BBV shareholders must request the materials no later than February 8, 2010.

If you intend to vote on the Extension Proposal and seek conversion of your public shares, you will need to deliver your public shares (either physically or electronically) to Continental prior to the vote at the special meeting.

If you have questions regarding the certification of your position or delivery of your public shares, please contact:

Mr. Mark Zimkind
Continental Stock Transfer & Trust Company
17 Battery Place
New York, New York 10004
Tel: (212) 845-3287
Fax: (212) 616-7616

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We believe that some of the information in this proxy statement constitutes forward-looking statements within the definition of the Private Securities Litigation Reform Act of 1995.  You can identify these statements by forward-looking words such as “may,” “expect,” “anticipate,” “contemplate,” “believe,” “estimate,” “intends,” and “continue” or similar words.  You should read statements that contain these words carefully because they:

•	discuss future expectations;

•	contain projections of future results of operations or financial condition; or

•	state other “forward-looking” information.

We believe it is important to communicate our expectations to our stockholders.  However, there may be events in the future that we are not able to predict accurately or over which we have no control.  The cautionary language discussed in this proxy statement provides examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including, among other things, claims by third parties against the trust account, unanticipated delays in the distribution of the funds from the trust account and BBV’s ability to finance and consummate acquisitions following the distribution of funds from the trust account.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement.

All forward-looking statements included herein attributable to BBV or any person acting on BBV’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.  Except to the extent required by applicable laws and regulations, BBV undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement or to reflect the occurrence of unanticipated events.

SUMMARY OF THE PROXY STATEMENT

This summary highlights selected information from this proxy statement and may not contain all of the information that is important to you. To better understand the proposals to be considered at the special meeting, you should read this entire proxy statement carefully.  See also the section entitled “Where You Can Find More Information.”

The Extension Proposal

General

We were formed for the purpose of effecting a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business, referred to herein as our business combination.

The proposed transaction with Migami is a “business combination” under our charter and we do not believe we will be able to complete such transaction by February 13, 2010.  Our board of directors believes the transaction to be advisable and fair to, and in the best interests of, our stockholders, and because we may not be able to complete the transaction by February 13, 2010, we need to extend the time for closing the transaction to February 13, 2011.

The Extension Proposal, if approved, will extend the date by which we must complete a business combination from February 13, 2010 to February 13, 2011, before we are required to liquidate our trust account and distribute the proceeds to holders of our public shares.

If the Extension Proposal is not approved, the transaction with Migami will not be presented to stockholders for a vote, and we will liquidate our trust account and distribute the proceeds to holders of our public shares.  If the Extension Proposal is approved, we will hold a special meeting of stockholders to approve the transaction and related proposals. Approval would require the affirmative vote of a majority of the shares voting at the special meeting, assuming a quorum is present.  In addition, if holders of an aggregate of 30% or more of the public shares vote against the Extension Proposal and the business combination and demand that their public shares be converted into a pro rata portion of the trust account, we will not, pursuant to the terms of our charter, be permitted to consummate the business combination.

The Special Meeting

Date, Time and Place of Special Meeting

The special meeting of stockholders will be held at 10:00 a.m., New York time, on February 12, 2010, at the offices of Ellenoff Grossman & Schole LLP, 150 East 42nd Street, Suite 1100, New York, New York 10017, or such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals.

Purpose of the Special Meeting

At the special meeting, we will ask holders of our common stock to consider and vote upon:

•	a proposal to extend the date on which BBV must complete its initial business combination from February 13, 2010 to February 13, 2011, before we are required to liquidate.

You are not being asked to vote on the proposed transaction with Migami at this time. A definitive proxy statement will be mailed to stockholders relating to a stockholders’ meeting for a vote on the proposed business combination.  If the Extension Proposal is approved, we will seek stockholder approval of the business combination with Migami at that subsequent meeting.

Voting Power; Record Date

You will be entitled to vote or direct votes to be cast at the special meeting if you owned shares of our common stock at the close of business on January 21, 2010, which is the record date for the special meeting. You are entitled to one vote for each share of common stock that you owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted.  On the record date, there were 6,468,750 shares of our common stock outstanding.

Quorum and Required Vote for Stockholder Proposals

A quorum of our stockholders is necessary to hold a valid meeting. A quorum will be present at the special meeting if a majority of the common stock outstanding and entitled to vote at the special meeting is represented in person or by proxy. Abstentions and broker non-votes will count as present for the purposes of establishing a quorum.

Approval of the Extension Proposal requires the affirmative vote of a majority of the shares of our public common stock present and voting at the special meeting, assuming a quorum is present.

Abstentions are considered present for purposes of establishing a quorum but will have the same effect as a vote “AGAINST” the Extension Proposal.  Broker non-votes will have the same effect as a vote “AGAINST” the Extension Proposal.

Recommendation to BBV Stockholders

Our board of directors unanimously recommends our stockholders vote “FOR” the Extension Proposal.

Proxies

Proxies may be solicited by mail, telephone or in person. Our proxy solicitor is Advantage Proxy, 24925 13th Place South, Des Moines, Washington 98198. Their toll free telephone number is (877) 870-8565.

If you grant a proxy, you may still vote your shares in person if you revoke your proxy before the vote at the special meeting. You may also change your vote by submitting a later-dated proxy as described in the section entitled “The Special Meeting — Revoking Your Proxy” or by voting via telephone or the Internet pursuant to instructions contained herein.

Voting Your Shares

Each share of common stock that you own in your name entitles you to one vote.  Your one or more proxy cards show the number of shares of our common stock that you own. There are two ways to vote your shares of common stock:

•
You can vote by phone, over the Internet or by completing, signing, dating and returning the enclosed proxy card in the pre-addressed postage-paid envelope provided. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return a proxy card but do not give instructions on how to vote your shares, your shares of common stock will be voted as recommended by our board of directors: “FOR” the Extension Proposal.

•
You can attend the special meeting of stockholders and vote in person. You will be given a ballot when you arrive. If your shares of common stock are held in the name of your broker, bank or other nominee, however, you must get a “Legal Proxy” from your broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares of common stock.

This Proxy Statement to Stockholders is available at:  http://www.bantrybay.net.

Instructions for voting by Internet or telephone are as follows:

VOTE BY INTERNET	VOTE BY TELEPHONE

www.proxyvote.com	(800) 454-8683
24 hours a day/7 days a week	24 hours a day/7 days a week

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m., Eastern time, on February 11, 2010. Have your proxy card or voting instruction form in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m., Eastern time, on February 11, 2010. Have your proxy card or voting instruction form in hand when you call and then follow the instructions.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before the vote at the special meeting, or before the vote at such meeting by doing any one of the following:

•	you may send another proxy card with a later date;

•	you may notify Advantage Proxy, our proxy solicitor, at the address set forth herein in writing before the vote at the special meeting that you have revoked your proxy; or

•	you may attend the special meeting, revoke your proxy and vote in person, as indicated above.

No Additional Matters May Be Presented at the Special Meeting

The special meeting has been called only to consider the approval of the Extension Proposal.  Under our bylaws, other than procedural matters incident to the conduct of the meeting, no other matters may be considered at the special meeting if they are not included in the notice of the special meeting.

Who Can Answer Your Questions About Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your shares of our common stock, you may call our proxy solicitor, Advantage Proxy, toll free at (877) 870-8565.

Proxy Solicitation Costs

We are soliciting proxies on behalf of our board of directors. All solicitation costs will be paid by us.  This solicitation is being made by mail but also may be made by telephone or in person. We and our directors and officers may also solicit proxies in person, by telephone or by other electronic means, including e-mail and facsimile.

We have hired Advantage Proxy to assist in the proxy solicitation process.  Advantage Proxy will be paid a fee of $10,000, plus customary expenses.

BBV is paying the costs of printing this proxy statement.  We do not expect that any of the other costs related to this proxy statement or the solicitation of proxies will be significant. Nevertheless, all such solicitation-related expenses, as well as other expenses incurred by us in connection with the proposed business combination, will reduce the funds available to us after the transaction with Migami (assuming such transaction is approved) for working capital and other general corporate purposes.

We will ask banks, brokers and other institutions, nominees and fiduciaries to forward our proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. We will reimburse the banks, brokers and other institutions for their reasonable expenses.

Our company and our directors and executive officers will be participants in the solicitation of proxies. In addition, Ladenburg Thalmann & Co. Inc., Chardan Capital Markets, LLC and other advisors may provide assistance to our company and our directors and executive officers and, if so, may be participants in the solicitation of proxies.

A total of $1,449,000 of the underwriters’ discounts and commissions relating to the Company’s IPO was deferred pending stockholder approval of the Company’s initial business combination and will be released to the underwriters upon consummation of the business combination.  If the business combination is not consummated and the Company is required to be liquidated, the underwriters will not receive any such fees. Stockholders are therefore advised that the underwriters have a financial interest in the successful outcome of the proxy solicitation.

Liquidation If No Business Combination

Our charter currently provides for our mandatory dissolution and liquidation of the trust account in the event we do not consummate a business combination by February 13, 2011.  If we do not complete a business combination by February 13, 2010 (February 13, 2011 if the Extension Proposal is approved), we will dissolve pursuant to the BCA.  In connection with such dissolution, we will distribute to all of our public stockholders, in proportion to their respective equity interests, an aggregate sum equal to the amount in our trust account, inclusive of any interest, plus any remaining net assets less payments for taxes.  Our founders have waived their rights to participate in any liquidation distribution with respect to their initial shares. There will be no distribution from our trust account with respect to our warrants.  We expect that all costs associated with the implementation and completion of our dissolution will be funded by any remaining net assets not held in our trust account, although we cannot assure you that there will be sufficient funds for such purpose. If such funds are insufficient, we anticipate that our management will advance us the funds necessary to complete such dissolution and liquidation (currently anticipated to be no more than approximately $75,000 to $125,000).

Conversion Rights

Public shareholders voting against the Extension Proposal are entitled to cause us to convert their common stock for a pro rata share of the aggregate amount then in the trust account, before payment of deferred underwriting discounts and commissions and including interest earned on their pro rata portion of the trust account, net of income taxes payable on such interest and net of up to an aggregate of $1,150,000 of the interest income, net of taxes, on the trust account balance previously released to us to fund our working capital and general corporate requirements.

If you are a holder of shares issued in BBV’s IPO, which we refer to herein as the public shares, and wish to exercise your conversion rights, you must (i) vote against the Extension Proposal, (ii) demand that BBV convert your public shares to a pro rata portion of the trust fund and (iii) deliver your shares to BBV’s transfer agent physically or electronically using the Depository Trust Company’s DWAC (Deposit Withdrawal at Custodian) System prior to the vote at the special meeting.

You may exercise your conversion rights either by checking the box on the proxy card or by submitting your request in writing to Mark Zimkind of Continental Stock Transfer & Trust Company (“Continental”), BBV’s transfer agent, at the address listed at the end of this section.  If you vote against the Extension Proposal but initially do not check the box on the proxy card providing for the exercise of your conversion rights, or do not send a written request to Continental to exercise your conversion rights, you may request BBV to send you another proxy card on which you may indicate your intended vote. You may make such request by contacting BBV or Continental at the phone numbers or addresses listed at the end of this section.

Any request for conversion, once made, may be withdrawn at any time up to the vote taken with respect to the Extension Proposal. If you delivered your public shares for conversion to Continental and decide prior to the special meeting not to elect conversion, you may request that Continental return the shares (physically or electronically). You may make such request by contacting Continental at the phone number or address listed at the end of this section.

Any corrected or changed proxy card must be received by BBV’s secretary prior to the special meeting. No demand for conversion will be honored unless the holder’s shares have been delivered (either physically or electronically) to Continental prior to the special meeting.

A holder voting through his broker would be able to correct or change his vote immediately by having such broker submit a corrected or changed vote electronically.  A holder voting by submitting a proxy card would need to send in a corrected or changed proxy card and it would then take several days thereafter for BBV or its transfer agent to receive the revised proxy card once it is mailed by the holder. A holder may obtain a new proxy card by requesting BBV or its transfer agent to provide a new one (which will be done by BBV or the transfer agent promptly after such request) or print a copy of such proxy card, which is attached to this proxy statement as filed with the United States Securities and Exchange Commission (“SEC”) and may be obtained at the SEC’s website at www.sec.gov.

If the Extension Proposal is approved and completed, and if you have against the Extension Proposal and properly exercised your conversion rights, you will be entitled to receive a cash amount that is equal to a pro rata portion of the trust account, including any interest earned thereon, calculated as of two business days prior to the date of the special meeting.  As of December 31, 2009, there was $41.4 million in the trust account, which would amount to approximately $8.00 per public share upon conversion. If you exercise your conversion rights, then you will be redeeming your public shares for cash and will no longer own these shares, which will be canceled.

Exercise of your conversion rights does not result in either the exercise or loss of any BBV warrants you may hold. Your warrants will continue to be outstanding following a conversion of your public shares. If BBV does not complete a business combination by the applicable liquidation date, the warrants will be worthless upon liquidation and dissolution of BBV in accordance with its amended and restated memorandum and articles of association.

If you intend to vote on the Extension Proposal and seek conversion of your public shares, you will need to deliver your public shares (either physically or electronically) to Continental prior to the vote at the special meeting.

If you have questions regarding the certification of your position or delivery of your public shares, please contact:

Mr. Mark Zimkind
Continental Stock Transfer & Trust Company
17 Battery Place
New York, New York 10004
Tel: (212) 845-3287
Fax: (212) 616-7616

Actions That May Be Taken to Secure Approval of the Company’s Stockholders

At any time prior to the special meeting, the Company, the Company’s sponsor, directors and officers, and/or their respective affiliates may negotiate arrangements to purchase public shares from institutional and other investors, or execute agreements to purchase such shares from them in the future, or they or the Company may enter into transactions with such persons and others to provide them incentives for acquiring public shares and voting such shares in favor of the Extension Proposal.  For example, persons entering into such transactions may receive a higher per share price or additional securities from the Company’s sponsor for their agreement to vote in favor of the Extension Proposal.  Such arrangements may not be fair to, or in the best interest of, those stockholders not receiving any such additional consideration.

Investors sought for such transactions may be selected on factors such as (i) the size of their current holdings, if any, (ii) their interest in remaining a long-term investor in the Company following consummation of the proposed transaction with Migami, (iii) the extent to which they are willing to acquire public shares, and (iv) such other criteria as the Company (or any other potential purchaser set forth above) deems relevant.  Definitive arrangements have not yet been entered into for any such transaction but might include:

•
Agreements with certain holders of public shares pursuant to which the Company (or such other party set forth above) would agree to purchase public shares from such holders immediately following affirmative approval by the stockholders on the Extension Proposal for the price and fees specified in the agreements;

•
Agreements with third parties pursuant to which the third parties would purchase public shares at any time following the filing of this proxy statement through the closing of the vote on the Extension Proposal at the special meeting.  Such arrangements would also provide for the Company (or such other party set forth above), immediately after affirmative approval by the stockholders on the Extension Proposal, to purchase from third parties all of the Company securities owned by them for the price and fees specified in the agreements; or

•
Agreements pursuant to which the Company’s sponsor may transfer all or a portion of the founders’ shares and/or warrants for nominal consideration to such parties following affirmative approval by the stockholders on the Extension Proposal in consideration for their vote in favor of the Extension Proposal.

Funds released from the trust account upon approval of the Extension Proposal, directly or indirectly, may be used to purchase the public shares.  There is no maximum as to the amount of consideration that may be paid per share or in the aggregate and stockholders entering into such agreements may receive a per share price that is higher than the redemption price or additional securities from the sponsor for their agreement to vote in favor of the Extension Proposal.  There is no ceiling on the amount that may be taken from the trust account for such purpose.

The purpose of such purchases and other transactions would be to increase the likelihood that holders of public shares approve the Extension Proposal and that holders of fewer than one share less than 30% of the public shares vote against the Extension Proposal and demand conversion of their public shares for a pro rata portion of the trust account to ensure the Extension Proposal is approved where it appears such requirements would otherwise not be met.  Management believes these arrangements are in the best interest of all Company stockholders because it believes Extension Proposal is in the best interest of the stockholders, especially when compared to a complete liquidation of the Company.  Any stockholder who believes the Extension Proposal, or any arrangements entered into in connection therewith, is not in the best interest of the Company can vote against it and elect conversion of its public shares for its pro rata portion of the trust account. Such arrangements may not be fair to and in the best interest of those securityholders not receiving such consideration.

As a result of the purchases that may be effected through such arrangements, it is likely the number of shares of Common Stock in the Company’s public float following the special meeting will be significantly reduced and the number of beneficial holders of the Company’s securities also will be reduced.  Among other potential effects, this reduction in beneficial holders may make it difficult to list the Company’s securities on a national securities exchange. In the event any purchases or arrangements for the purchase of Company securities are made by the Company or any of its affiliates, the Company will file a Current Report on Form 6-K promptly after such purchases or arrangements, regardless if such purchases were made prior to or after the special meeting.  Any such report will include a description of purchases made by any of the aforementioned persons.  All such purchases will be made in compliance with all applicable federal securities laws.

If the Company’s directors and officers or its sponsor, purchased such shares, those shares would still be considered to be outstanding and could be voted in favor of such proposals, reducing the number of public shares required to be voted in favor of such proposal by a number of shares equal to those purchased.

All Company securities purchased pursuant to such arrangements would be voted by their current beneficial holder in favor of the Extension Proposal.  If, for some reason, the Extension Proposal is not approved despite such purchases, the purchasers (and sellers whose sale of shares was contingent on the approval of the Extension Proposal) would be entitled to participate in liquidation distributions from the Company’s trust account with respect to the public shares owned.  Purchases pursuant to such arrangements ultimately paid for with funds in the Company’s trust account would diminish the funds available after the special meeting.  Nevertheless, in all events there will be sufficient funds available to the Company from the trust account to pay the holders of all public shares that are properly redeemed. As of the date of this proxy statement, no agreements to such effect have been entered into with respect to any of the Company’s securities.

While the Company’s IPO prospectus did disclose that its then current directors and officers were free to purchase Common Stock in the aftermarket, it did not expressly describe the possibility that the Company itself could make any such purchases of its securities.

It is possible the special meeting could be adjourned to provide time to seek out and negotiate such transactions if, at the time of the special meeting it appears the requisite vote will not be obtained or the limitation on redemption will be exceeded.

Potential Rescission Rights and Damages Claims

You should be aware that because our IPO prospectus did not disclose that we may use funds in the trust account to secure approval of the Extension Proposal as discussed in this proxy statement, each purchaser of our securities in our initial public offering may have securities law claims against us for rescission (under which a successful claimant has the right to receive the total amount paid for his or her securities pursuant to an allegedly deficient prospectus, plus interest and less any income earned on the securities, in exchange for surrender of the securities) or damages (compensation for loss on an investment caused by alleged material misrepresentations or omissions in the sale of a security). Rescission and damages claims would not necessarily be finally adjudicated by the time the proposed business combination with Migami may be completed, and such claims would not be extinguished by consummation of the business combination.  Such claims may entitle stockholders asserting them to more than the pro rata share of the trust account to which they are entitled upon conversion or liquidation, as well as punitive damages.

Even if you do not pursue such claims, other stockholders may.  If they do, holders of such claims, who may include all stockholders who purchased shares issued in our initial public offering, might seek to have the claims satisfied from funds in the trust account. If proposing the Extension Proposal results in us incurring any material liability as a result of potential securities law claims, the trust account could be depleted to the extent of any judgments arising from such claims, together with any expenses related to defending such claims that are not fully indemnified. A consequence might be that the amount being held in the trust account is diminished. We cannot predict whether stockholders will bring such claims, how many might bring them or the extent to which they might be successful. Moreover, attendant litigation could result in a delay in payments to stockholders of trust account funds on conversion or liquidation.

Certain Interests of Related Parties in the Extension Proposal

When you consider the recommendation of our board of directors in favor of approval of the Extension Proposal, you should keep in mind that our directors and officers have interests in the Extension Proposal and the business combination that are different from, or in addition to, your interests as a stockholder.  Our founders, including our current directors and executive officers, beneficially own 1,293,750 shares of common stock.  Our founders, including our current directors and executive officers, also beneficially own 1,873,684 initial warrants that were purchased prior to the consummation of our initial public offering for an aggregate purchase price of $1,780,000, in a private placement that occurred immediately prior to our initial public offering.  Additionally, Mr. Zachs purchased an additional 218,750 warrants in open market transactions following our initial public offering. Therefore, if the Extension Proposal is not approved and we are forced to liquidate, such shares and warrants held by our founders and executive officers will be worthless.  Additionally, it is anticipated that one or more of our current officers and directors will be officers and/or directors of our company after the closing of the proposed transaction with Migami.  As such, in the future such officers and/or directors will receive cash fees, stock options or stock awards that our board of directors determines to pay to its officers and directors.

These financial interests of our founders may have influenced their decision to pursue the Extension Proposal.  In considering the recommendations of our board of directors to vote for the Extension Proposal, you should consider these interests.

See the section entitled “The Extension Proposal” for additional information about the Extension Proposal.

Transfer Agent and Warrant Agent

The transfer agent for BBV’s securities and the warrant agent for its warrants is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004.

BACKGROUND

BBV

BBV is a blank check company organized under the laws of the Republic of the Marshall Islands on August 8, 2007.  BBV was formed for the purpose of acquiring, or acquiring control of, one or more operating businesses through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, or contractual arrangements, that are located in Asia.

On February 13, 2008, BBV consummated its IPO of 4,500,000 units and the concurrent sale of 675,000 additional units in connection with the exercise by the underwriters of their over-allotment option. Each unit consists of one share of BBV common stock and one warrant to purchase one share of common stock. The units were sold at an offering price of $8.00 per unit. Immediately prior to the consummation of the IPO, the Company completed a private placement with the underwriters, certain of its existing stockholders and an individual investor of 1,873,684 warrants at a purchase price of $0.95 per warrant. The warrants sold in the private placement were identical to the warrants included in the units, except that such warrants are non-redeemable, may be exercisable on a cashless basis and, subject to certain limited exceptions, are non-transferable until they are released from escrow. The IPO, including the exercise of the over-allotment option and the private placement of warrants, generated gross proceeds of $43,180,000. Of this amount, approximately $41.4 million was deposited in trust, including the deferred underwriting discounts.

BBV has been permitted to withdraw (i) interest income earned on the trust account to pay tax obligations and (ii) up to $1,000,000 of interest income earned on the trust account to fund expenses.  As of December 31, 2009, BBV had approximately $41.4 million of cash in the trust account and $10,500 of cash outside of the trust account.  The cash outside of the trust account has been and will continue to be, reduced by expenses incurred by BBV, including expenses in connection with the Migami transaction.

The mailing address of BBV principal executive office is 61 Hue Lane, HaiBa Trung District, Hanoi, Vietnam and its telephone number is (84) 497-64-136.

Business Combination Activity

Since the completion of its IPO, BBV has been dealing with many of the practical difficulties associated with the identification of a business combination target, negotiating business terms with potential targets and conducting related due diligence.  Commencing promptly upon completion of its IPO, BBV began to search for an appropriate business combination target.  During the process, it relied on numerous business relationships and contacted investment bankers, private equity funds, consulting firms, and legal and accounting firms. As a result of these efforts, BBV identified and reviewed information with respect to over 70 possible target companies.  Primarily as a result of the difficult and deteriorating economic climate since its IPO, BBV has been dealing with significant challenges to identify suitable target businesses to present to its stockholders.  BBV believes that the Migami transaction is in the best interests of its stockholders.

Under the terms of the transaction, if approved, BBV will acquire all of the outstanding stock of Migami.

THE EXTENSION PROPOSAL

The Extension Proposal

BBV is proposing to extend the date on which BBV must complete its initial business combination from February 13, 2010 to February 13, 2011.

The Extension Proposal is essential to the overall implementation of the board of directors’ plan to continue BBV’s corporate existence until February 13, 2011 to allow BBV more time to complete a business combination.

BBV has entered into a letter of intent with Migami, and, therefore, if the Extension Proposal is not approved by the stockholders, BBV will be forced to wind down its affairs and liquidate beginning on February 13, 2010 without BBV’s consummation of a business combination.

Reasons for the Extension Proposal

BBV’s articles of incorporation provide that BBV’s corporate existence shall be limited to winding down its affairs and liquidating its assets beginning on February 13, 2010 if it has not completed a business combination by such date.  The articles of incorporation further state that BBV may extend the time period within which to complete the initial business combination to 36 months if approved by a majority of the shares voted at the Special Meeting (assuming a quorum is present) and less than 30% of the public shares are voted against the Extension Proposal and conversion rights exercised with respect to such shares.

As BBV believes the Migami transaction to be in the best interests of its stockholders, and because BBV will not be able to conclude the business combination with Migami by February 13, 2010, BBV has determined to seek stockholder approval to allow BBV the opportunity to complete a business combination with Migami or another business combination until February 13, 2011.  If the Extension Proposal is approved, BBV expects to seek stockholder approval of a business combination in the near future.

BBV’s charter provides that BBV shall not consummate any business combination if the holders of 30% or more of the public shares (such 30% to include such percentage as are redeemed in connection with the Extension Proposal), contemporaneously with voting against such business combination, exercise their rights to convert such shares into their pro rata portion of the trust account.  Public shares which are converted into a pro rata portion of the trust account in connection with the Extension Proposal will count towards the 30% threshold when determining the number of public shares voted with respect to the business combination.

If the Extension Proposal Is Not Approved

If the Extension Proposal is not approved, BBV’s corporate existence will be limited to winding up its affairs and liquidating, pursuant to the BCA.  In any liquidation, the funds held in the trust account will be distributed, pro rata, to the holders of BBV’s public shares.  In such case, BBV anticipates notifying the trustee of the trust account to begin liquidating such assets promptly after such date and anticipates it will take no more than 20 business days to effectuate such distribution.  BBV’s initial stockholders have waived their rights to participate in any liquidation distribution with respect to their initial shares.  There will be no distribution from the trust account with respect to BBV’s warrants which will expire worthless.  BBV will pay the costs of liquidation from its remaining assets outside of the trust account.  If such funds are insufficient, BBV’s management has agreed to advance it the funds necessary to complete such liquidation (currently anticipated to be no more than approximately $75,000 to $125,000) and has agreed not to seek repayment of such expenses.

Additionally, if the Extension Proposal is not approved, BBV’s existence will be limited to winding down its affairs beginning on February 13, 2010 and the trust account will be liquidated as described above.

If the Extension Proposal Is Approved

If the Extension Proposal is approved, BBV will remain a reporting company under the Securities Exchange Act of 1934 and its units, common stock and warrants will remain publicly traded.  BBV will then continue to work to consummate a business combination until its corporate existence terminates on February 13, 2011.

BBV will continue to seek to consummate the Migami business combination or another business combination.   You are not being asked to vote on the proposed business combination at this time.  If you are a public stockholder, you will have the specific right to vote on the proposed business combination with Migami, or another business combination, if and when it is submitted to stockholders.

BBV’s charter also provides that BBV shall not consummate any business combination if the holders of 30% or more of the public shares (including those shares converted in connection with the Extension Proposal), contemporaneously with voting against such business combination, exercise their rights to convert such shares into their pro rata portion of the trust account.

The Special Meeting

Date, Time and Place.  The special meeting of BBV’s stockholders will be held at 10:00 a.m. New York time, on February 12, 2010, at the offices of Ellenoff Grossman & Schole, 150 East 42nd Street, Suite 1100, New York, NY 10017.

Voting Power; Record Date.  You will be entitled to vote or direct votes to be cast at the special meeting, if you owned BBV common stock at the close of business on January 21, 2010, the record date for the special meeting.  You will have one vote per proposal for each BBV common share you owned at that time.  BBV warrants do not carry voting rights.

Votes Required.  Approval of the Extension Proposal requires the affirmative vote of holders of a majority of BBV’s common stock which vote at the special meeting, assuming a quorum is present and that less than 30% of the public shares are voted against the Extension Proposal and conversion of such shares is sought.  If you do not vote (i.e. you “abstain” from voting on a proposal), your action will have the same effect as an “AGAINST” vote.  Broker non-votes will have the same effect as “AGAINST” votes.

At the close of business on January 21, 2010, there were 6,468,750 outstanding shares of BBV common stock each of which entitles its holder to cast one vote.

If you do not want the Extension Proposal approved, you must abstain, not vote, or vote against the Extension Proposal.  If you want to obtain your pro rata portion of the trust account shortly after the stockholder meeting which is scheduled for February 12, 2010, you must both vote against the Extension Proposal AND elect conversion of your shares of common stock.  Only voting against the Extension Proposal does not entitle you to a pro rate portion of the trust account.

Proxies; Board Solicitation.  Your proxy is being solicited by the BBV board of directors on the proposal to approve the Extension Proposal being presented to stockholders at the special meeting.  No recommendation is being made as to whether you should elect to convert your shares.  Proxies may be solicited in person, via the Internet or by telephone.  If you grant a proxy, you may still revoke your proxy and vote your shares in person at the special meeting.

Forced Liquidation

If the Extension Proposal is not approved and we do not complete a business combination as contemplated by our IPO prospectus and in accordance with our articles of incorporation, by February 13, 2010, our corporate existence will be limited to winding up our affairs and liquidating, pursuant to the BCA.  In any liquidation the funds held in the trust account will be distributed, pro rata, to the holders of the public shares.   In such case, BBV anticipates notifying the trustee of the trust account to begin liquidating such assets promptly after such date and anticipates it will take no more than 20 business days to effectuate such distribution.  BBV’s initial stockholders have waived their rights to participate in any liquidation distribution with respect to their initial shares.  There will be no distribution from the trust account with respect to our warrants which will expire worthless.  BBV will pay the costs of liquidation from its remaining assets outside of the trust account.  If such funds are insufficient, BBV’s management has agreed to advance it the funds necessary to complete such liquidation (currently anticipated to be no more than approximately $75,000 to $125,000) and has agreed not to seek repayment of such expenses.

Required Vote

The affirmative vote by holders of a majority of BBV’s outstanding common stock voting on the Extension Proposal, assuming a quorum is present, and less than 30% of the public shares are voted against the Extension Proposal and conversion rights exercised with respect to such shares, is required to approve the Extension Proposal.

All of BBV’s directors, executive officers and their affiliates will vote all shares purchased by them prior to the IPO in accordance with the vote of the majority of the public shares and all shares purchased in the IPO or in the open market in favor of the Extension Proposal.  On the record date, our founders, including the directors and executive officers of BBV and their affiliates, beneficially owned and were entitled to vote 1,293,750 shares of BBV common stock representing approximately 20% of BBV’s issued and outstanding common stock.

In addition, affiliates of BBV may choose to buy shares of BBV public common stock in the open market and/or through negotiated private purchases.  In the event that purchases do occur, the purchasers may seek to purchase shares from stockholders who would otherwise have voted against the Extension Proposal and elected to convert their shares into a portion of the trust account.  Any shares of BBV public common stock purchased by affiliates will be voted in favor of the Extension Proposal.

Interests of BBV’s Directors and Officers

When you consider the recommendation of the BBV board of directors, you should keep in mind that BBV’s executive officers and members of BBV’s board of directors have interests that may be different from, or in addition to, your interests as a stockholder.  These interests include, among other things:

•
If the Extension Proposal is not approved and we do not complete a business combination as contemplated by our IPO prospectus and in accordance with our articles of incorporation, by February 13, 2010, our corporate existence will be limited to winding up our affairs and liquidating.  In such event, the 1,122,670 shares of common stock held by BBV’s founders, including our officers, directors, senior advisors, affiliates and their permitted transferees, will be worthless, as will the 1,873,684 warrants that were acquired prior to the IPO for an aggregate purchase price of $1,780,000.  Additionally, Mr. Zachs purchased an additional 218,750 warrants in open market transactions following our IPO.  Such common stock and warrants had an aggregate market value of approximately $11,045,783 based on the last sale price of $7.81 and $.45, respectively, on the OTC Bulletin Board on January 25, 2010;

•	Because the initial shares do not have the benefit of the liquidation rights of the trust account, insiders will not receive any cash in the exchange for their initial shares;

•
In connection with the IPO, Messrs. Zachs and Lee each agreed to indemnify BBV for debts and obligations to vendors that are owed money by BBV, but only to the extent necessary to ensure that certain liabilities do not reduce funds in the trust account.  If BBV were to be liquidated, Messrs. Zachs and Lee will not have to perform such obligations as of December 31, 2009, because as of such date BBV had insufficient cash available to it out of the trust to cover the amount payable to creditors;

•	The 1,873,684 insider warrants to purchase BBV common stock held by BBV’s officers, directors and senior advisors and their affiliates are exercisable only upon consummation of a business combination;

•
All rights specified in BBV’s articles of incorporation relating to the right of officers and directors to be indemnified by BBV, and of BBV’s officers and directors to be exculpated from monetary liability with respect to prior acts or omissions, will continue after a business combination.  If the business combination is not approved and BBV liquidates, BBV will not be able to perform its obligations to its officers and directors under those provisions; and

•
None of BBV’s executive officers or directors has received any cash compensation for services rendered to BBV.  All of the current members of BBV’s board of directors are expected to continue to serve as directors at least through the date of the special meeting.  BBV currently has made no determinations regarding the compensation it will pay its directors or officers following stockholder approval of the Extension Proposal.

The Board’s Reasons for the Extension Proposal, its Conclusion, and its Recommendation

As discussed below, after careful consideration of all relevant factors, BBV’s board of directors has determined that the Extension Proposal are fair to, and in the best interests of, BBV and its stockholders.  The board of directors has approved and declared advisable adoption of the Extension Proposal, and recommends that you vote “FOR” such adoption.  The board expresses no opinion as to whether you should convert your public shares.

BBV was organized to serve as a vehicle for the acquisition, through a merger, capital stock exchange, asset acquisition or other similar business combination with a then unidentified operating business.  BBV signed a letter of intent with Migami  as of July 23, 2009.  As a result of the pending transaction with Migami, if approved, BBV will acquire control of Migami.  BBV believes that a business combination with Migami will provide BBV stockholders with an opportunity to participate in a combined company with significant growth potential.

As BBV believes the Migami transaction to be in the best interests of its stockholders, and because BBV will not be able to conclude the business combination with Migami by February 13, 2010, BBV has determined to seek stockholder approval to extend the time in which BBV must conclude a business combination until February 13, 2011.

BBV’s board of directors believes stockholders will benefit from BBV’s transaction with Migami and is proposing the Extension Proposal to allow BBV the opportunity to complete a business combination with Migami, or another business combination.  If the Extension Proposal is approved, BBV expects to seek stockholder approval of a business combination in the near future.

BBV is not asking you to vote on the Migami business combination at this time. If you vote in favor of the Extension Proposal and do not elect to convert your public shares, you will retain the right to vote on the proposed Migami business combination, which BBV expects to submit to stockholders for approval in the near future.

BBV’s board of directors has unanimously approved the Extension Proposal.  Accordingly, if the Extension Proposal is approved by the holders of a majority of BBV’s outstanding common stock voting at the special meeting, BBV will have until February 13, 2011 to consummate a business transaction.

After careful consideration of all relevant factors, BBV’s board of directors determined that the Extension Proposal is fair to and in the best interests of BBV and its stockholders.

The Board of Directors recommends that you vote “FOR” the Extension Proposal.  The Board of Directors expresses no opinion as to whether you should convert your public shares.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth certain information regarding the beneficial ownership of BBV’s common stock as of January 25, 2010 by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock;
•	each of our officers, directors and senior advisors; and
•	all our officers and directors as a group.

As of January 25, 2010 there were a total of 6,468,750 shares of common stock (including 5,175,000 public shares).  Unless otherwise indicated, all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name and Address of Beneficial Holder (1)	Amount of Beneficial Ownership	Percentage of Outstanding Ordinary Shares
Robert H. J. Lee (2)	397,898	6.2%
Eric M. Zachs (2)	523,122	8.1%
Nguyen Thi Quynh Anh	132,250	2.0%
Mai Anh	34,500	*
Nguyen Tien Dzung	34,500	*
All directors and executive officers as a group (five individuals)	1,122,270	17.3%
Bulldog Investors(3)	383,068	5.9%
Polar Securities Inc. (4)	433,000	6.7%
Millennium Management LLC(5)	471,391	7.3%
AQR Capital Management, LLC(6)	508,295	7.9%
HBK Management LLC(7)	517,400	8.0%
Platinum Partners Value Arbitrage Fund LP(8)	525,000	8.1%

*	Less than 1%.

(1)	Unless otherwise indicated, the business address of each of the individuals is 61 Hue Lane, HaiBaTrung District, Hanoi, Vietnam.

(2)
Does not include shares of common stock issuable upon exercise of founder warrants that are not exercisable and will not become exercisable within 60 days.  Also does not include 218,750 warrants purchased by Mr. Zachs in the open market in 2009.

(3)	The business address of Bulldog Investors is Park 80 West, Plaza Two, Saddle Brook, NJ 07663. Based on a Schedule 13G filed with the Commission on October 30, 2009.

(4)	The business address of Polar Securities Inc. is 372 Bay Street, 21st Floor, Toronto, Ontario M5H 2W9, Canada. Based on a Schedule 13G filed with the Commission on April 4, 2009.

(5)	The business address of Millennium Management LLC is 666 Fifth Avenue, New York, New York, 10103. Based on a Schedule 13G filed with the Commission on February 5, 2009.

(6)	The business address of AQR Capital Management, LLC is Two Greenwich Plaza, 3rd Floor, Greenwich, CT 06830. Based on a Schedule 13G filed with the Commission on March 6, 2009.

(7)	The business address of HBK Management LLC is 2101 Cedar Springs Road, Suit 700, Dallas Texas 75201. Based on a Schedule 13G filed with the Commission on October 16, 2008.

(8)	The business address of Platinum Partners Value Arbitrage Fund LP is 152 West 57th Street, 54th Floor, New York, NY 10019. Based on a Schedule 13G filed with the Commission on February 12, 2009.

All of the founder shares have been placed in escrow with Continental Stock Transfer & Trust Company, as escrow agent, until one year after the consummation of a business combination.  The shares of common stock held in escrow will not be released until one year after the consummation of our business combination. During the escrow period, the holders of these shares will not be able to sell or transfer their securities except (i) to persons or entities controlling, controlled by, or under common control with such person or entity, or to any shareholder, member, partner or limited partner of such person or entity, or (ii) to family members and trusts of permitted assignees for estate planning purposes, or upon the death of any such person, to an estate or beneficiaries of permitted assignees; in each case, such transferee will be subject to the same transfer restrictions as our existing shareholders until after the shares are released from escrow. Any shares held by these transferees would remain subject to the stock escrow agreement. If dividends are declared and payable in shares of common stock, such dividends will also be placed in escrow. If we are unable to effect a business combination and liquidate, our founders, officers and directors will not receive any portion of the liquidation proceeds with respect to common stock they purchased privately prior to our IPO.

We consider Messrs. Zachs, Lee, Mai Anh, Dzung and Madame Quynh Anh to be our “parents” and “promoters,” as these terms are defined under the federal securities laws.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Pursuant to the rules of the SEC, BBV and its agents that deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of BBV’s proxy statement.  Upon written or oral request, BBV will deliver a separate copy of the proxy statement to any stockholder at a shared address who wishes to receive separate copies of such documents in the future.  Stockholders receiving multiple copies of such documents may likewise request that BBV deliver single copies of such documents in the future.  Stockholders may notify BBV of their requests by calling or contacting BBV’s US contact agent at Advantage Proxy, 24925 13th Place South, Des Moines, Washington 98198. Their toll free telephone number is (877) 870-8565.

WHERE YOU CAN FIND MORE INFORMATION

BBV files reports, proxy statements and other information with the SEC as required by the Securities Exchange Act of 1934, as amended.  You may read and copy reports, proxy statements and other information filed by BBV with the SEC at its public reference room located at 100 F Street, N.E., Washington, D.C. 20549-1004.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  You may also obtain copies of the materials described above at prescribed rates by writing to the SEC, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549-1004.  BBV files its reports, proxy statements and other information electronically with the SEC.  You may access information on BBV at the SEC website containing reports, proxy statements and other information at http://www.sec.gov.

This proxy statement contains important business and financial information about us that is not included in or delivered with this document.  You may obtain this additional information, or additional copies of this proxy statement, at no cost, and you may ask any questions you may have about the Extension Proposal by contacting us through our US contact agent at the following address or telephone number:

BBV VIETNAM S.E.A. ACQUISITION CORPORATION
61 Hue Lane, HaiBa Trung District
Hanoi, Vietnam
(84) 497-64-136

In order to receive timely delivery of the documents in advance of the special meeting, you must make your request for information no later than February 8, 2010.

PROXY

BBV VIETNAM S.E.A. ACQUISITION CORPORATION
61 Hue Lane, HaiBa Trung District
Hanoi, Vietnam

SPECIAL MEETING OF STOCKHOLDERS

February 12, 2010

YOUR VOTE IS IMPORTANT
FOLD AND DETACH HERE

BBV VIETNAM S.E.A. ACQUISITION CORPORATION

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS
FOR THE SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON
February 12, 2010

The undersigned, revoking any previous proxies relating to these shares, hereby acknowledges receipt of the Notice and Proxy Statement, dated January 28, 2010, in connection with the Special Meeting of Stockholders to be held at 10:00 a.m. New York time on February 12, 2010 at the offices of Ellenoff Grossman & Schole LLP, 150 East 42nd Street, Suite 1100, New York, NY 10017, and hereby appoints Eric M. Zachs and Robert H. Lee, and each of them (with full power to act alone), the attorneys and proxies of the undersigned, with power of substitution to each, to vote all shares of the common stock, of BBV VIETNAM S.E.A. ACQUISITION CORPORATION (the “Corporation”) registered in the name provided, which the undersigned is entitled to vote at the Special Meeting of Stockholders, and at any adjournments thereof, with all the powers the undersigned would have if personally present.  Without limiting the general authorization hereby given, said proxies are, and each of them is, instructed to vote or act as follows on the proposal set forth in this Proxy Statement.

THIS PROXY, WHEN EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN.  IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” PROPOSAL 1, THE EXTENSION PROPOSAL.

IF YOUR SHARES ARE HELD IN AN ACCOUNT AT A BROKERAGE FIRM OR BANK, YOU MUST INSTRUCT YOUR BROKER OR BANK ON HOW TO VOTE YOUR SHARES.  IF YOU DO NOT PROVIDE SUCH INSTRUCTIONS, YOUR SHARES WILL NOT BE VOTED ON THE PROPOSAL.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1.

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting of Stockholders to be held on February 12, 2010. This Proxy Statement to Stockholders is available at:  http://www.bantrybay.com.

	FOR	AGAINST	ABSTAIN

	☐	☐	☐
Proposal 1 –Extension of Corporate Life
To permit the continuance of the Corporation until February 13, 2011.

EXERCISE CONVERSION RIGHTS  ☐

CONVERT _____________ PUBLIC SHARES OF THE CORPORATION

If you vote against and exercise your conversion rights, then you will be exchanging the indicated number of your public shares for cash and you will no longer own such public shares.  You will only be entitled to receive cash for those public shares if you tender your stock certificates representing such converted public shares to the Corporation’s duly appointed agent.

Note - If you have voted “Against” Proposal 1 and are exercising your redemption rights and are voting via telephone or internet, you must choose the “Against” option for proposition 1a and follow the instructions described in the proxy statement

Dated:	_________________________ 2010

Stockholder’s Signature

Stockholder’s Signature

Signature should agree with name printed hereon.  If stock is held in the name of more than one person, EACH joint owner should sign.  Executors, administrators, trustees, guardians, and attorneys should indicate the capacity in which they sign.  Attorneys should submit powers of attorney.

PLEASE SIGN, DATE AND RETURN THE PROXY IN THE ENVELOPE ENCLOSED WITH YOUR PROXY MATERIALS.   THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER.  IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” THE PROPOSAL SET FORTH IN PROPOSAL 1 AND WILL GRANT DISCRETIONARY AUTHORITY   TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF.  THIS PROXY WILL REVOKE ALL PRIOR PROXIES SIGNED BY YOU.